Exhibit 99.1

Press release

Biophytis Reinforces Leadership Teams with Three Senior Appointments

•	Claude Allary to be member of Board of Directors

•	Benoit Canolle is appointed Chief Business Officer

•	Jean Mariani, Chairman of Biophytis Scientific Committee to take over the Chief Medical Officer role

Paris, France, Cambridge (Massachusetts, United States), July 8, 2021, 8:00 am. CEST – Biophytis SA (Nasdaq CM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “company”), - Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19 today announces the strengthening of its leadership teams with three new appointments of highly experienced healthcare executives.

Claude Allary will become a member of the Board of Directors, replacing Jean Franchi, following the approval by Biophytis Board of Directors held on July 7, 2021.

Benoit canolle is named Chief Business Officer, and will be member of the Executive Committee.

Jean Mariani, Chairman of the Biophytis Scientific Committee will replace Sam Agus as Chief Medical Officer, during a transition period before the appointed new CMO joins the Company.

Claude Allary has been working with Healthcare Industries for the past 40 years. Starting with the Pharmaceuticals Industry (Sanofi, Pfizer, GSK), he then moved to Arthur D. Little where he trained into management consulting and continued with Deloitte. In 2002, he co-founded  Bionest Partners, of which he is now a Senior Advisor.

He added Executive Coaching and, lately, directorships to provide well-rounded support to companies. He devotes an important part of his time to Patients' Associations. He recently co-founded new service companies: Humanim (Life Sciences Manufacturing) and Les Mauvais Elèves (Think Tank on work changes in companies).

Claude graduated from ESSEC and holds a Ph.D. in Management Sciences. He has been a Financial Analyst from 2005 to 2011.

With a PhD degree in Neuroscience, Benoit Canolle joins from Pierre Fabre Group & Sanofi & Galderma. At Pierre Fabre, he was Head of Corporate Medical Portfolio & Project Direction. At Sanofi, he held several Project Director’s roles mostly for the Immuno-Inflammation development franchise. He has 16 years’ experience in pharma R&D, with substantial medical and scientific expertise in neurology, immunology and rare diseases. He has a strong track record of successfully managing business and academic collaborations.

Press release

Director of the Institut de la Longévité Charles Foix [Longevity Institute], geriatrician and a practitioner at the hospital, director of the CNRS-UPMC (UMR 7102) Laboratory of Neurobiology of Adaptive Processes, Jean Mariani is an expert in neurobiology, central nervous system and pathologies, and neurodegenerative illnesses. He is also Emeritus Professor (PU-PH) at the Sorbonne University’s School of Medicine, and Member of the Board and the Executive Committee of Gerond’IF.

Stanislas Veillet, President and CEO of Biophytis, said: “I am delighted to welcome Claude Allary and Benoît Canolle to Biophytis as respectively one of our new Board members and our new Chief Business Officer.

With great Biotech & Pharma experience & gravitas, Claude will be strongly contributive to the Board tasks linked to Biophytis next strategic milestones.

Benoît brings an exceptional background in both R&D and business development and will be instrumental in valuing the Company’s assets going forward.

I would like to thank Jean Mariani for having accepted to take over the Chief Medical Officer’s responsibilities during a transition period, before our new CMO actually joins the Company”.

The Executive Team and myself are looking forward to working closely together with Claude, Benoît and Jean as well as and with the Board of Directors. We are strongly committed to advance Sarconeos (BIO101) through very important clinical milestones for the COVID-19 and sarcopenia studies, from which we expect results in the coming months.”

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19.

Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts. The company's common shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. These forward-looking statements include statements regarding Biophytis’ anticipated timing for its various Sarconeos (BIO101) clinical trials and expectations regarding commercialization. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties including, without limitation, delays in patient recruitment or retention, interruptions in sourcing or supply chain, its ability to obtain the necessary regulatory authorizations, COVID-19-related delays, and the impact of the current pandemic on the Company’s clinical trials. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please refer to the "Risk Factors" section of the Company's Annual 2020 Report available on BIOPHYTIS website (www.biophytis.com) and to the risks discussed in the Company’s registration statement on Form F-1 and other reports filed with the Securities and Exchange Commission (the “SEC”). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

evelyne.nguyen@biophytis.com

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Investor Relations

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